Exhibit 2.2

MERGER PLAN BY INCORPORATION
of TELECOM ITALIA MEDIA S.p.A. into
TELECOM ITALIA S.p.A.

AUDITORS' REPORT
relating to the Exchange Ratio of shares
pursuant to article 2501 sexies of the Italian Civil Code
(Translation from the original Italian text)

AUDITORS' REPORT
relating to the Exchange Ratio of shares
(Translation from the original Italian text)

To the Shareholders of
Telecom ltalia S.p.A.
Telecom ltalia Media S.p.A.

1.	Objective, subject and scope of the engagement

In connection with the planned merger by incorporation of Telecom ltalia Media S.p.A. (hereinafter "TIME", "Telecom ltalia Media" or the "Company to be Merged") into Telecom ltalia S.p .A. (hereinafter "TI", "Telecom ltalia" or the "Surviving Company" and, together with TIME, the "Companies" or the "Companies Participating in the Merger"), on March 16, 2015 we have been appointed as experts for both Tl and TIME by the President of the Milan Court, based on a joint request presented by Tl and TIME, to prepare this report (the "Report ") on the exchange ratio of the shares of the Surviving Company with those of the Company to be Merged (hereinafter the "Exchange Ratio") pursuant to article 2501 sexies of the Italian Civil Code.

For this purpose, we have been provided by Telecom ltalia and Telecom ltalia Media with the common plan for the merger of TIME into Tl (hereinafter the "Merger Plan ") approved by the board of directors of the Companies (the" Boards of Directors") on March 19, 2015, accompanied by the Directors'Report, which identifies, explains and justifies, pursuant to article 2501 quinquies of the Italian Civil Code, the Exchange Ratio, as well as the draft financial statements as of December 31 , 2014 of Tl and TIME, approved by the respective Board of Directors on March 19, 2015, audited by the Companies' independent auditor, PricewaterhouseCoopers S.p.A ., and that represent the balance sheets required by article 2501 quater of the Italian Civil Code.

The Merger Plan will be subject to approval at the Extraordinary Meeting of the Shareholders of Tl and TIME to be called pursuant to applicable law and regulation.

To provide the Shareholders with adequate information regarding the Exchange Ratio, this Report illustrates the methods adopted by the Directors in determining the Exchange Ratio and the difficulties encountered by them. In addition, this Report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors of Tl and TIME, also based on indications from their advisors (the "Advisors"), we have not carried out a valuation of the companies participating to the merger. This was done solely by the Boards of Directors and by their Advisors.

The procedures described in this Report have been performed by us solely for the purposes of expressing an opinion on the valuation criteria adopted by the Directors of the two companies to determine the Exchange Ratio and accordingly:

•	they are not valid for different purposes;

•	they do not constitute for any reason a valuation on the opportunity of the merger transaction, neither on the reasons for the merger expressed in the Directors' Reports.

2	Summary of the transaction

On February 19, 2015 Telecom ltalia and Telecom ltalia Media (a company controlled and subject to the direction and coordination of Telecom ltalia, which holds, directly and indirectly, 77.71% of the ordinary share capitaI and 0.95% of the savings share capital). approved and communicated to the market the integration of Telecom ltalia Media into Telecom ltalia (hereinafter the "Merger" or the "Transaction").

On March 19, 2015 the Boards of Directors approved the Merger Plan, which confirms the preliminary Exchange Ratio determined by the Boards of Directors on February 19, 2015

The Merger will be effected on the basis of the draft financial statements of Tl and TIME as of December 31, 2014, adopted by the Boards of Directors of the Companies Participating in the Merger as the Balance Sheets required by Article 2501 quater of the Italian Civil Code.

In implementing the Merger, Telecom ltalia will cancel the TIME ordinary and savings shares owned at the moment the Merger is effective. The other shareholders owning TIME ordinary and savings shares will receive new ordinary and savings shares of Telecom ltalia in exchange for the existing shares of TIME, on the basis of the Exchange Ratio. The Transaction will become effective through a share capital increase of Tl through the issue of new Tl ordinary and savings shares.

The Surviving Company's ordinary and savings shares are and, following the Merger, will continue to be, listed on the Mercato Telematico Azionario operated by Borsa ltaliana S.p.A. and on the New York Stock Exchange in the form of ADR (American Depositary Receipt. each of which represents ten ordinary or savings shares).

Holders of ordinary shares in Telecom ltalia Media who do not vote in favour of the transaction and holders of savings shares in Telecom ltalia Media shall have a right to withdrawal as a consequence of the change made to Telecom ltalia Media'scorporate purpose as a result of the merger; the exit price for duly withdrawn shares will be 1.055 euros for each Telecom ltalia Media ordinary share and 0.6032 euros for each Telecom ltalia Media savings share .

The newly-issued shares will have normal entitlement to all the pertinent rights as the existing ordinary and savings shares of Telecom ltalia at the time the Merger will take effect.

The Merger, in accordance with Art. 2504 bis paragraph 2 of the Italian Civil Code, will be effective from the date of the last filing of the Merger deed, or from such later date as may be specified in the Merger deed itself.

3.	Documentation utilized

In performing our work, we obtained directly from Telecom ltalia and Telecom ltalia Media the documentation and information we considered useful in the circumstances. We analyzed the documents received and, in particular:

a)	the Merger Plan and the Directors' Reports of the Companies Participating in the Merger that will be presented to the respective Extraordinary Meetings, that propose the following Exchange Ratio:

•
0.66 new ordinary shares in Telecom ltalia with the same dividend entitlement as the existing Telecom ltalia ordinary shares as of the date on which the Merger takes effect, for each ordinary share in Telecom ltalia Media.

•
0.4 7 new savings shares in Telecom ltalia with the same dividend entitlement as the  existing Telecom ltalia savings shares as of the date on which the Merger takes effect. for each savings share in Telecom ltalia Media.

No adjusting cash settlement is provided for. The Exchange Ratio has been determined by the Board of Directors of the Companies Participating in the Merger also taking into account the reports of the Advisors indicated in point b) below. The Directors'Reports set out the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)
the fairness opinions prepared by Citigroup Global Markets Ltd and Studio Tasca, for Telecom ltalia, and Equita SIM S.p.A. and Professor Stefano Caselli, for Telecom ltalia Media, in order to support the Directors valuations in determining the Exchange Ratio;

c)
the draft statutory and consolidated financial statements as of December 31, 2014 and for the year then ended of Tl and TIME, accompanied by the respective reports of the independent auditors PricewaterhouseCoopers S.p.A.;

d)	Telecom ltalia Group's "Preliminary Financials Plan 2015-2017" approved by the Board of Directors of Tl on February 19, 2015;

e)	the "Business Plan 2015-2018" approved by the Board of Directors of TIME on February 19, 2015;

f)	information from the accounting and management systems, as deemed necessary to reach the scope of the engagement, as indicated in the preceding paragraph 1.;

g)	the By-laws of TIME, the By-laws current and the one to be effective after the Merger of Tl, the latter attached to the Common Merger Plan;

h)	the supporting documentation for the meetings of the Board of Directors and of the Committees of both companies that examined the Transaction.

i)	historical market prices and trading volumes of ordinary and savings shares of Tl and TIME;

j)	publicly available information about companies operating in comparable sectors and financial research and analyses, published by specialized institutions and investment banks;

k)	press releases and information on the Merges made available to the public by Tl and TIME .

Finally, we obtained representation that. based on the best knowledge and belief of the Directors of Tl and TIME, no significant changes occurred in the data and information used in our analysis.

4.	Valuation methods adopted by the Board of Directors for the determination of the Exchange Ratio

As reported in the Directors' Reports, the Directors of the Companies Participating in the Merger determined the Exchange Ratio, also in view of information provided by the Advisors, on the basis of valuation methods selected among those more commonly used, also internationally, for similar transactions and entities, and considered appropriate to reflect the value of each of the of the Companies Participating in the Merger.

4.1.	Selection of the methods and valuation criteria

In mergers between companies, the objective of the evaluation consists of determining the equity value and the exchange ratio, that is the proportion between the number of shares of the company to be merged and the number of shares that the surviving company allocates to the shareholders of the company to be merged. Accordingly, the main purpose of the valuation of the companies involved in a merger is to obtain the comparable corresponding values for the purposes of the determination of the exchange ratio, rather than to determine stand-alone absolute economic value . Therefore, the companies involved in the transaction need to be valued based on homogeneous criteria to obtain comparable results.

Moreover, the comparable corresponding values of Tl and TIME were obtained on a going-concern basis and without considering the economic and financial effects of the Merger. The Companies have been valued on a stand-alone basis, not taking into account the potential effects of the Transaction on the entity resulting from the Merger (e.g. cost synergies expected from the Merger).

4.2.	Description of Methodologies Used

Taking into account the purpose of the estimates, the methodologies commonly used by the national and international valuation practice, the specific characteristics of each Company and the particularities of their operating models, the Directors adopted the Discounted Cash Flow (DCF) methodology, and in particular the Sum of the Parts method.

With regards to Telecom ltalia only, taking into account the high liquidity of the stock and the number and quality of the analysts covering Tl, the Directors of Telecom ltalia have also taken into consideration, to support their conclusions, the results of the comparable market multiples, stock market prices and analysts target prices methodologies.

On the other hand, the Directors concluded that the stock market prices methodology, which determines the value of an entity on the basis of its market capitalization of its stocks traded on the market, was not appropriate in the circumstances, due to the insufficient significance of the TIME stock prices compared to the Tl stock prices, mainly due to:

•	high volatility of the TIME stock price compared to the Tl stock price;

•	low liquidity of the TIME stock compared to the Tl stock;

•	insufficient view of the financial market over TIME's fundamentals.

4.3.	Discounted Cash Flow methodology

As anticipated, the values of each of the Companies Participating in the Merger have been determined using the DCF methodology, which was applied by discounting the expected operating cash flows and the terminal value, determined on the basis of the normalized cash flow expected to be realized in the years after the periods covered by the business plans, for each of the Companies Participating in the Merger. For this purpose, the Directors made reference to the cash flows as shown by the "Preliminary Financials Plan 2015-2017" and the "Business Plan 2015-2018", as approved by the Boards of Directors of Tl and di TIME on February 19, 2015.

The values of the Companies have been assessed, on the basis of the Sum of the Parts method, as the sum of the values of the single businesses of the Companies Participating in the Merger, considered as entities whose value can be determined on a stand-alone basis . This sum has been adjusted in order to reflect the net financial positions and the non-controlling interests.

Finally, the savings share value has been determined on the basis of the average market discount implied by the historical prices of the savings shares compared to those of the ordinary shares.

5.	Valuation difficulties encountered by the Directors

To obtain the aforementioned results, also pursuant to article 2501 quinquies of the Italian Civil Code, the Directors have not encountered any particular difficulties arising from the application of the valuation methodology adopted to determine the Exchange Ratios.

6.	Results of the valuation performed by the Directors

The valuation performed by the Directors of Telecom ltalia, which takes into account the indications of the Advisors, is summarized in the following table, whereby the exchange ratio of 0.66 new ordinary shares in Telecom ltalia for each ordinary share in Telecom ltalia Media and 0.47 new savings shares in Telecom ltalia for each savings share in Telecom ltalia Media falls in the range of values resulting from such valuation:

Telecom ltalia

Values in € per share	Ordinary Shares		Savings Shares
	Minimum	Maximum	Minimum	Maximum
DCF	0.75	1.54	0.60	1.23
Control methods
EV/EBITDA	1.12	1.41	0.89	1.13
Market prices over the last 1 2
months	0.77	1.14	0.61	0.91
Research analysts target price	0.60	1.20	0.50	0.96
Selected range (DCF)	0.75	1.54	0.60	1.23
Telecom ltalia Media
Values in € per share	Ordinary Shares		Savings Shares
	Minimum	Maximum	Minimum	Maximum
Selected range (DCF) *	0.44	1.15	0.26	0.63
	Ordinary Shares		Savings Shares
	Minimum	Maximum	Minimum	Maximum
Exchange ratio range**	0.59x	0.75x	0.43x	0.51X

Exchange ratio	0.66x		0.47x

*	For information on the control methods, reference is made to paragraph 4.2 above.

**	Ratio of the range selected for Telecom ltalia Media and that selected for Telecom ltalia.

The valuation obtained by the Directors of Telecom ltalia Media resulted in the definition of the exchange ratio of 0.66 new ordinary shares in Telecom ltalia for each ordinary share in Telecom ltalia Media and 0.47 new savings shares in Telecom ltalia for each savings share in Telecom ltalia Media, also on the basis of the values per share and the relative exchange ratio resulting from the application of the valuation method (DCF) adopted by their Advisors, Equita and Prof. Caselli:

Telecom ltalia Media

	Ordinary Shares		Savings Shares
Equita	Minimum	Maximum	Minimum	Maximum
Value per share Telecom ltalia (€)	1,20	1,31	0,95	1,05
Value per share Telecom ltalia Media (€)	0,60	0,85	0,34	0,48

Exchange ratio*	0,46x	0,71x	0,32x	0,51x
	Ordinary Shares		Savings Shares
Prof. Caselli	Minimum	Maximum	Minimum	Maximum
Va lue per share Telecom ltalia (€)	0,91	1,27	0,72	1,01
Value per share Telecom ltalia Media (€)	0,68	0,78	0,39	0,44
Exchange ratio *	0,62x	0,74x	0,44x	0.53x
(•) Exchange ratio calculated as the ratio of the Maximum/Maximum and Minimum/Minimum values per share of Telecom ltalia

Media and the values per share of Telecom ltalia.

7.	Work done

7.7.	Work done on the "documentation utilized " as mentioned at paragraph 3.

The draft financial statements of Tl and TIME as of December 31, 2014, approved by the Boards of Directors on February 19, 2015 and March 19, 2015, respectively, which represent the balance sheets required by article 2501 quater of the Italian Civil Code, have been audited by PricewaterhouseCoopers S.p.A., that issued the opinions thereon on March 30, 2015 and March 24, 2015 respectively.

We have performed limited audit procedures with respects to these draft financial statements, mainly consisting of discussions with the management of Tl and TIME and their independent auditors, with the objective of identifying the accounting policies used and the significant events characterizing the preparation of these financial statements, in addition to analyze the amounts reported.

With respect to the "Preliminary Financials Plan 2015-2017" of Telecom ltalia and the "Business Plan 2015 -2018" of Telecom ltalia Media, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of Tl and TIME the main characteristics of the forecasting process and the criteria used for their compilation.

In addition, we met and discussed with the management of Tl and TIME to obtain information on the subsequent events with respect to the balance sheets mentioned above that could have a significant effect on the values being examined here.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1. above.

7.2.	Work done on the methods used to determine the Exchange Ratio

We performed the following procedures:

•
analysis of the Merger Plan, the Directors' Reports and the fairness opinions of their respective Advisors, in order to verify the completeness and consistency of the processes followed by the Directors and by their Advisors to determine the Exchange Ratio, as well as the consistent application of valuation methods;

•
sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the Exchange Ratio would be affected by changes in the assumptions and parameters, considered to be significant;

•	verification of the consistency of data utilized, with respect to the reference sources and with the "Documentation used", described in paragraph 3. above;

•
verification of the mathematical accuracy of the calculation of the Exchange Ratio, derived from the application of the valuation methods used by the Directors, also on the basis of their Advisors' indications;

•	meetings with Tl and TIME management and their Advisors to discuss the activities performed, the issues encountered and the solutions implemented.

We also gathered, through discussion with Tl and TIME management and obtained representation that, based on the best of their knowledge and belief, no significant changes occurred in the data and information used in our analysis, and that there have been no events that would require a modification of the valuation expressed by the Directors in the determination of the Exchange Ratio.

The abovementioned procedures were performed to the extent considered necessary for the purpose of our engagement, as per paragraph 1. above.

8.	Comments on the reasonableness of the methods used and the validity of the estimates

With reference to this engagement, we wish to draw attention to the fact that the principal purpose of the process used by the Directors was to identify an estimate of relative values of the companies involved in the merger, by applying consistent criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved.

Accordingly, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies with respect to transactions different from the merger.

We performed a critical analysis of the methodologies used by the Directors to determine the relative value of the Companies Participating in the Merger and, as a consequence, of the Exchange Ratio, verifying the technical adequacy in the specific circumstances, considering the whole Transaction.

With regards to the valuation method adopted, we note that:

•
it is widely used in the Italian and in the international professional practice, it is based on accepted valuation doctrine and on parameters determined through a generally accepted methodology process;

•
the methodology appears adequate in the circumstances, in light of the characteristics of the Companies Participating in the Merger and of the relative insignificance of the share market price of TIME compared to Tl;

•	it has been developed on a stand-alone basis, in conformity with the valuation framework required by the merger;

•	the methodology adopted by the Directors with the support of their Advisors ensures that the valuation methods are consistent and thus that the values are comparable;

•	with regards exclusively to Tl, the application of more than one method broadened the valuation process and allows substantial verification of the results obtained.

With reference to the application of the valuation methodologies made by the Directors. we note that:

•
the Discounted Cash Flow (DCF) methodology, and in particular the Sum of the Parts method is generally applied by professional practice in the valuation of complex enterprises. characterized by numerous areas of business. In this case, the utilization of the DCF method enables to appropriately appraise the operational characteristics of the entities involved in the Merger. The choice of the DCF methodology is also consistent with the nature of the activities carried out by the Companies Participating in the

Merger, since both the economic and financial aspects are relevant for the purpose of the valuation;

•
the application of the stock-market prices, the analysts target prices or the market multiples methodologies were not considered to be appropriate in this circumstance, since their application would have not provided for the consistency and the comparability of the methodologies; this is due to the specific characteristics of the shares of TIME, in particular with reference to their high volatility, to their relative illiquidity compared to Tl shares, to the insufficient exposure of TIME fundamentals on the financial market, also as a consequence of the lack of financial communications by TIME to the market and to the analysts in the last two years, and due to the absence of significant market comparables.

It should be noted that the Directors of the Companies Participating in the Merger concluded that the holders of ordinary shares of Telecom ltalia Media who do not vote in favour of the Merger decision and holders of savings shares of Telecom ltalia Media shall have a right to withdraw in accordance with art. 2437 paragraph 1.a) of the Italian Civil Code, at an exit price of 1.055 euros per ordinary share and 0.6032 euros per savings share.

9.	Specific limitations encountered by the auditors in carrying out the engagement

As previously indicated, in the execution of our work we utilized data, documents and information provided to us by the companies participating to the Merger, assuming the truthfulnes, correctness and completeness, without performing controls on them. Similarly, we have not performed, since they were out of the scope of our engagement. controls and/or valuations on the validity and/or effectiveness of the transactions completed by Tl. TIME and/or by their subsidiaries, neither on the related acts or on the effects of the Merger on them.

The valuations performed by the Directors of the Companies Participating in the Merger applying the Discounted Cash Flow methodology are based on financial and economic projections which, by their nature, are uncertain and are subject to potentially significant variances caused by markets or macroeconomic unexpected changes. It should also be taken into consideration that since the realization of any future event is uncertain in terms of occurrence, timing and measurement. the differences between the actual values and the projections could be material. even when the events provided in the projections actually occur .

10.	Conclusion

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this Report, we believe that the valuation methods adopted by the Directors of Tl and TIME also based on the indications from their Advisors, are, under the circumstances, reasonable and not arbitrary, and they have been correctly applied by them in their determination of the Exchange Ratio of shares indicated in the Merger Plan, as follows:

•
0.66 new ordinary shares in Telecom ltalia with the same dividend entitlement as the existing Telecom ltalia ordinary shares as of the date on which the Merger takes effect, for each ordinary share in Telecom ltalia Media.

•
0.47 new savings shares in Telecom ltalia with the same dividend entitlement as the existing Telecom ltalia savings shares as of the date on which the Merger takes effect, for each savings share in Telecom ltalia Media.

No adjusting cash settlement is provided for.

Turin, March 30, 2015

Reconta Ernst & Young S.p.A.
Signed by: Luigi Conti, partner

This report has been translated into the English language solely for the convenience of international readers.